Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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(212) 818-8881		(212) 818-8638
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jgallant@graubard.com

May 11, 2015

Mark P. Shuman, Esq.

Branch Chief - Legal

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	E-compass Acquisition Corp.

Amendment No. 1 to Confidential Draft Registration Statement on Form S-1

Submitted: December 22, 2014

CIK No. 0001625042

Dear Mr. Shuman:

On behalf of E-compass Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated January 12, 2015, relating to the above-captioned Confidential Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement, a copy of which has been marked with the changes from the prior submission of the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Jeff Kauten.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	We are considering your response to prior comment 1 and may have further comments. We are continuing to evaluate the dependency of the purchase obligation of your affiliate in the unregistered offering upon the amount of securities purchased by certain investors in this offering. In this regard, we note that the purchase obligation of your affiliate will increase to the extent investors introduced by the company purchase less than $20 million of the securities in this offering.

The Staff’s comment is duly noted. We wish to advise the Staff that the written subscription agreement governing Mr. Liu’s affiliate’s commitment to purchase the private securities contemplates the maximum number of private units such affiliate will need to purchase if the Company introduces no investors to the Company. Such commitment will be filed as an exhibit to the Registration Statement. Accordingly, such commitment has already been made irrespective of whether more or less investors introduced by the Company to the underwriters make purchases in the offering.

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Prospectus Summary, page 1

2.	Please refer to prior comment 4, which you did not address fully. You have simply moved the defined terms from the glossary section to the body of the prospectus summary, a section of the document that is subject to Rule 421(d). As previously noted, many of the terms you use do not appear to warrant specialized definitions. In a number of other instances, a brief explanation of a term could be inserted throughout the filing where the term is used, thereby improving investor understanding of your disclosure and reducing the need for investors to consult a glossary to interpret your disclosure.

We have further revised the disclosure in the Registration Statement as requested.

3.	We have considered your response to prior comment 6. Your statement that the aggregate consideration of $25,000 that the initial shareholders paid for their initial securities in over 80 similarly structured blank check company offerings does not address whether the per share consideration paid is typical for the initial shareholders’ securities in similarly structured offerings. Further, your response only establishes that this amount of consideration is typical in transactions for which Graubard Miller has served as counsel to the issuer or the underwriter rather than all blank check transactions as described in the filing. Please advise.

With respect to the first part of the Staff’s comment, we wish to advise the Staff that the per share consideration is simply a function of the size of the offering since the insiders generally hold a number of shares equal to 20% of the total number of shares to be outstanding after the offerings (excluding any securities purchased in private placements). Accordingly, the per-share consideration is obtained by dividing $25,000 by the number of shares included in the 20% allocation to the insiders.

With respect to the second part of the Staff’s comment, we respectfully believe over 80 similarly structured blank check offerings is an adequate sample size to use in making the statement at issue. Notwithstanding the foregoing, we have revised the disclosure in the Registration Statement to remove the statement at issue and therefore respectfully believe this comment is no longer applicable.

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Risk Factors

Risks Associated with Our Business

The requirement that the target business or business that . . . page 20

4.	We note your response to prior comment 15. Please revise to describe the specific standards generally accepted by the financial community that you intend to apply and how you will measure whether that standard has been met by the target acquisition. Alternatively, please revise to indicate that investors will be relying on the business judgment of the board of directors and that the board of directors will have significant discretion in establishing the fair market value of the target acquisition.

We have revised the disclosure on page 16 of the Registration Statement as requested to indicate that investors will be relying on the business judgment of the board of directors and that the board of directors will have significant discretion in establishing the fair market value of the target acquisition.

Proposed Business

Shareholder Approval of Business Combination, page 58

5.	You disclose that the actual vote required to approve any proposed business combination will depend on the structure of the transaction. Please revise to describe the minimum shareholder vote that would be required by investors to approve the business combination.

We have revised the disclosure on page 51 of the Registration Statement to include the minimum shareholder vote that would be required to approve a proposed business combination as requested.

Underwriting

Introduction of Investors, page 99

6.	We note your response to prior comment 23 that the individual investors introduced by the Company to the underwriters will be listed in a schedule to the underwriting agreement. Please tell us whether this list will be an inclusive list of all investors identified by the company and whether the company will provide this list to the underwriters prior to the effective date of the registration statement or prior to the execution of the underwriting agreement.

The list provided by the Company to the underwriters will be an inclusive list of all investors identified by the Company and will be provided prior to the execution of the underwriting agreement.

Exhibits

7.	The exhibit list includes references to various “form of' agreements. Except to the extent “form of' agreements are permitted at the time of effectiveness by provisions of Item 601, provide final, executed agreements prior to effectiveness and anticipate that a reasonable period of time will be needed for the staff to review the definitive agreements prior to the desired effective date.

We wish to advise the Staff that the exhibits listed as “forms” will not be executed until the effective date of this offering. However, such agreements will be filed with the Registration Statement in the format in which they will be executed on such date.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Richard Xu

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